SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Certain statements contained herein are forward -looking statements, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward -looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

• CSN plans to grow significantly over the next four years;

• Its production capacity should grow threefold (approxim);

• Planned investments are around R$12 billion;

• These investments will be directed towards business segments in which the Company has unambiguous competitive advantages.

The projects already identified and approved by CSN represent real opportunities to add value to its shareholders.

Itaguaí

• CSN signed a partnership with Baosteel, China, for a feasibility and basic engineering study and project for Slabs Mill in Itaguaí – State of Rio de Janeiro;

• Feasibility study for this mill should be concluded by November 2006;

• Environmental license is expected for September 2006;

• CSN already approved investments aiming at expanding production capacity by 9 million tonnes/year ;

• Of this total, 4.5 million tonnes/year will be produced in Itaguaí;

• Additional 4.5 million tonnes/year will be allocated in Rio de Janeiro State (Itaguaí) or in Minas Gerais (Casa de Pedra);

• Expanding slabs production capacity in Brazil will pave the way for the Company’s international plans.

Long Steel

• Investments of US$113 million:

• Using existing infrastructure of former foundry unit in Volta Redonda, including: utilities and 30 tonnes electric furnace.

• Start-up in 18 months

NPV ~ USD200million
IRR > 29%
Payback < 6 years

Advantages: use of Inal’s distribution network, complementing Cement Project and larger market share in Construction Sector

Long Steel: Production Flow Chart

Long steel production from exceeding solid pig iron and slabs with low commercial value

Wheeling
Pittsburgh &

CSN	•	Strengthen international strategy
	•	Synergy with CSN LLC through partial vertical integration: rolling mill in WPSC LTQ and finishing lines in LLC
	•	Expanding presence in American market, complemented by WPSC’s strong positioning in construction sector

WPSC	•	Access to slabs at competitive prices
	•	Cash for future investments, including expansion of LTQ
	•	Long term partnership with competitive player
	•	Access to “Midwest” market adding 1 million/tpa of hot-rolled coils, through pickled coil lines, cold rolling mill and galvanizing in LLC

Strengthens international expansion plan of CSN

Cement

• Project’s potential leveraged by the construction sector:

• Significant housing deficit, estimated in 8 million units by Ministry of Cities

• Estimated volume of government incentives and private and public financing together totals R$25 billion for 2006

Apparent expenditure of cement in 2005 was 36 million tonnes, of which 50% were concentrated in Southeast Region of Brazil

Cement

• Grinding Mill:
•	Capacity: 3 million tonnes/year (Volta Redonda-RJ)
•	Beginning: End of 2007, expected after 3 years

• Clinker Furnace:
•	Capacity: 825 thousand tonnes/year (Arcos-MG)
•	Beginning: End of 2008, expected after 3 years

NPV: US$250 million
IRR: 29%

Value: US$750~900 million
(recent multiples)

CSN creates a new business unit, with initial productioncapacity of 3.0 MTPA

CDP

PROJECT SCHEDULE

CDP expansion project should reach full capacity in July 2010, in sequential modules of 21, 40, 42, 45 and 53 Mtpa

CDP

... And will demand US$1.5 billion investments from CSN

CDP

CASA DE PEDRA EXPANSION

• Approved investments

• Expansion, Mining Equipments and Treatement Plant – US$919 million

• Pellet Plant of 6 Mtpa – US$345 million

• Plant with high capacity to treat high SiO2 ore, resulting in smaller area for sterile material disposal. • Use of thinner portion of iron ore to pellet production, reducing generation of rejects.

2Q06 Results
&
Outlook

2Q06

•	EBITDA was R$924 million

•	Net Income R$409 million, 20% higher than previous quarter

•	Increase of market share in Distribution and Construction segments; stability in the remaining segments

•	74% of sales directed towards domestic market

•	Maintenance of average prices compared to 1Q06 – 3% decrease in domestic market and 4% increase in international market

•	Coated products’ share reaches 52% of total sales

•	Dividends and interest on own capital paid in 1H06 reaches R$1.7 billion

20% increase in net income compared to 1Q06, stable average prices and coated products’ share reaches 52% of total sales

Insurance

• R$670 million provisioned for lost profits in 1H06

• Repairs and maintenance expenses have not been provisioned yet

• Investments in recovery totaled R$152 million until July 31, 2006, and committed amount (requests and orders) totaled R$51 million

• CSN has received so far US$75 million from insurance companies. To support the request of first advance from insurers, FIPECAFI estimated in US$330 million the lost profits until June

• This amount is based on very conservative assumptions, using slab prices in international markets, lower than prices in domestic markets

Requested advance was based on very conservative assumptions to estimate lost profits

Outlook

	Guidance 2006
Driver
	March/06	Revised Aug/06
Output* (MM tonnes)	-
Sales Volume **(MM tonnes)	5.0	Maintained
% of Sales in Domestic Mkt	80%	Approx. 65%
Sales Price	Average-06>Dec-05	Maintained
	Dom. and Internat. Mkt
Cost of Coal (US$/tonne CIF)	Approx. -5%	Maintained
Cost of Coke ***(US$/tonne CIF)	Revised Down to US$150/t	Maintained
EBITDA Margin	Stability	Maintained
Net Debt/EBITDA	0.75	Maintained

*Finished Products
**including slab sales in international market
***company acquired, in October 2005, all the required volume for 2006

Maintenance of guidance provided in the beginning of the year indicates the strength in domestic and international steel markets

Takeaways

CSN is investing in real opportunities aiming at value creation:

• Capitalizing on synergies among group’s businesses;

• Sustainable international strategy;

• Low investment costs and significant returns;

• Strong cash flow to support investments and dividend payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.